PJT PARTNERS LP

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a municipal advisor, the Partnership is also subject to certain regulations of the Municipal Securities Rulemaking Board.

The Partnership provides a broad range of investment banking and financial advisory services which includes advice on mergers, acquisitions and divestitures, leveraged buyouts, joint ventures, recapitalizations, corporate restructuring, tender and exchange offerings and other corporate transactions. The Partnership also provides general corporate finance and strategic advice including advice on capital structure, capital raising and liability management.

The Partnership is owned by PJT Management LLC, as the general partner and PJT Capital LP as the limited partner (collectively the "Parent"). The Parent is wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates— The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, investments, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature.

Cash, Cash Equivalents and Investments in U.S. Treasury Securities—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are held at two major U.S. financial institutions.

As of December 31, 2017, the Partnership had $35,132,000 representing investments in U.S. Treasury securities.

As of December 31, 2017, all U.S. Treasury securities held by the Partnership were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

In making an assessment of the fair value hierarchy classification of investments in U.S. Treasury securities, the Partnership considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band).

During the year ended December 31, 2017, there were no transfers from Level I to Level II related to U.S. Treasury securities that were initially acquired as on-the-run and classified as Level I, but subsequently transferred to Level II as a result of becoming off-the-run. There were also no transfers between Level I, Level II or Level III during the year ended December 31, 2017.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions. The resulting net gain from these translations is included in interest income and other on the accompanying statement of operations.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment consist of office equipment and furniture. Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition—Advisory Fees typically consist of retainer and transaction-based fee arrangements related to advisory and restructuring services. Advisory retainer and transaction-based fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. The amount and timing of the fees paid vary by the type of engagement. The majority of the Advisory Fees are dependent on the successful completion of a transaction.

Accounts Receivable—Accounts receivable includes advisory fees due from clients. Accounts receivable are assessed periodically for collectibility and an allowance is recognized for doubtful accounts, if required.

The Partnership may be reimbursed by clients for certain reasonable travel, telephone, professional fees, postage and other out-of-pocket expenses incurred in relation to advisory services provided. Expenses directly related to such transactions and billable to clients are presented net on the accompanying statement of operations. As of December 31, 2017, $3,320,824 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

Allowance for Doubtful Accounts—The Partnership performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

After concluding that a reserved accounts receivable balance is no longer collectible, the Partnership will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors including the age of the accounts receivable balance and the

creditworthiness of the counterparty. As of December 31, 2017, the Partnership determined the allowance for doubtful accounts is $1,801,152.

Compensation and Benefits—Compensation and benefits consists of (a) employee compensation, comprising salary and cash bonus, and benefits paid and payable to employees and partners; and (b) equity-based compensation (as described in Note 5) associated with the grants of equity-based awards to employees and partners. Compensation cost related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Partnership is organized as a limited partnership and is treated as a disregarded entity for income tax purposes. The Parent is wholly owned by PJTPH, a partnership that is not subject to federal income tax. Accordingly, no provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments.

Based upon various apportionment factors and state income tax laws, PJTPH may be liable for income taxes in certain states and/or local jurisdictions. During the year ended December 31, 2017, income generated by the Partnership was subject to current and deferred New York City Unincorporated Business Tax ("UBT") of $720,940. As the revenue was generated by the Partnership, the related UBT is reflected on the accompanying statement of operations. The difference between the Partnership's statutory UBT tax rate and its effective tax rate is due primarily to permanent differences such as non-deductible expenses and certain of the Partnership's income not being subject to UBT.

The deferred tax asset reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

A summary of the tax effects of the temporary differences as of December 31, 2017 is as follows:

Deferred tax asset

Depreciation	$	31,723
Bad debt and other		29,328
Total	$	61,051

The Partnership recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2017, the Partnership did not have uncertain tax positions with respect to income taxes that had a material impact on the Partnership's financial statements. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Partnership is subject to possible income tax examinations by major taxing authorities for 2014 through 2017.

CONFIDENTIAL

The Partnership recognizes interest and penalties related to unrecognized tax positions in other expenses on the accompanying statement of operations.

Recent Accounting Developments— In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract. The FASB approved a one-year deferral of the effective date of this guidance, such that it will be effective for annual reporting periods beginning after December 31, 2017, with early adoption permitted for annual periods beginning after December 15, 2016.

Based on the Partnership's evaluation of the guidance, advisory fees for which payment is dependent on the closing of a transaction, a financing arrangement or some other defined outcome will be considered variable consideration. The guidance requires that revenue be recognized when it is probable that variable consideration will not be reversed in a future period. As a result, the recognition of revenue with respect to a portion of certain fees before the closing of a transaction or completion of some other defined outcome may be deferred to a future period. Additionally, the Partnership has concluded that reimbursable expenses incurred in connection with engagements will be recognized within their respective expense category and any expense reimbursements will be recognized in interest income and other on the accompanying statement of operations. The effect of the change in timing of revenue and expense recognition could be material to any given reporting period.

The Partnership has adopted the standard using the modified retrospective approach as of January 1, 2018, which requires a cumulative effect adjustment upon adoption. The Partnership is finalizing its assessment of the cumulative effect adjustment, but expects that the adjustment will be primarily related to (a) recording certain reimbursable expenses on a gross basis under the new guidance, which are currently presented on a net basis; and (b) accounting for advisory revenues that were previously recognized in prior periods, which would have been deferred as of December 31, 2017 under the new revenue guidance.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using

criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach. Based on the Partnership's initial evaluation, adoption on January 1, 2019 will result in the present value of the Partnership's lease commitments that have a term in excess of one year being recorded on the accompanying statement of financial condition as a right-of-use asset with a corresponding liability. The Partnership's lease commitments, as discussed in Note 5, primarily relate to office space. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made over the life of the lease. The Partnership is currently assessing the impact that adoption of this guidance will have on its financial statements.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Partnership is currently assessing the impact that adoption of this guidance will have on its financial statements.

3. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET**

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2017:

Computer equipment	$	70,197
Leasehold improvements		21,343
Total		91,540
Less: accumulated depreciation		(54,923)
Net book value	$	36,617

Depreciation and amortization expense, including allocations, was $2,271,700 for the year ended December 31, 2017.

During the year ended December 31, 2017, the Partnership disposed of certain furniture, equipment and leasehold improvements. The resulting loss on disposal of $154,999 is recorded in occupancy and related expense on the accompanying statement of operations.

4. **RELATED PARTY TRANSACTIONS**

The Partnership has entered into an administrative services and expense agreement with PJTPH. The Partnership reimbursed PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration, information technology, office services and facilities. Total expenses incurred for the year ended December 31, 2017 were $211,347,111. As of December 31, 2017, there was a balance due to the Partnership from PJTPH of $6,295,131.

CONFIDENTIAL

The Partnership has entered into an agreement with PJT Partners (UK) Limited ("PJT-UK") whereby PJT-UK provides certain advisory services to clients on behalf of the Partnership. There were no fees paid to PJT-UK for the year ended December 31, 2017. As of December 31, 2017, the Partnership owed PJT-UK $31,185.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2017, there was a balance due from an affiliated entity of $23,541 and balances due to various affiliated entities of $245,226.

5. EQUITY-BASED COMPENSATION

On October 1, 2015, PJT adopted the PJT Partners Inc. 2015 Omnibus Incentive Plan (the "PJT Equity Plan") for the purpose of providing incentive compensation measured by reference to the value of PJT's common stock or partnership units of PJTPH. PJT has issued equity-based compensation awards in the form of deferred restricted stock units ("RSUs") and PJT Partners Holdings units to certain of the Partnership's professionals.

For the year ended December 31, 2017, the Partnership recorded compensation expense of $29,388,562 in relation to PJT and PJTPH equity-based awards.

Restricted Stock Units

Pursuant to the PJT Equity Plan and in connection with the spin-off from The Blackstone Group L.P. (the "spin-off"), annual compensation and ongoing hiring process, Partnership personnel have been issued shares of RSUs, which generally vest over a service life of three to five years. Awards are forfeited if the employee ceases to be employed by the Partnership prior to vesting.

A summary of the status of the Partnership personnel's unvested RSUs in PJT Partners Inc. and PJT Partners Holdings LP as of December 31, 2017 and of changes during the period January 1, 2017 through December 31, 2017 is presented below:

| | Restricted Stock Units | | | |
| | PJT Partners Inc. | | PJT Partners Holdings LP | |
	Number of Units	Weighted-Average Grant Date Fair Value (in dollars)	Number of Partnership Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2016	1,017,020	$ 25.46	382,337	$ 25.30
Granted	981,980	36.50	—	—
Dividend Equivalents Granted	6,106	33.87	—	—
Forfeited	(8,480)	27.86	—	—
Vested	(444,641)	21.80	(167,521)	18.72
Balance, December 31, 2017	1,551,985	$ 33.52	214,816	$ 30.42

As of December 31, 2017, there was $29,251,254 of estimated unrecognized compensation expense related to unvested RSU awards. The Partnership assumes a forfeiture rate of 4.0% to 14.0% annually based on expected turnover and periodically reassesses this rate. This cost is expected to be recognized over a weighted-average period of 1.2 years.

Partnership Units

In connection with the spin-off, certain employees of the Partnership received Partnership Units in PJT Partners Holdings LP ("Partnership Units") that, subject to certain terms and conditions, are redeemable at the option of the holder for cash or, at PJT's election, for shares of PJT Partners Inc. Class A common stock on a one-for-one basis. These Partnership Units generally vest over a service life of three to five years.

A summary of the status of the Partnership personnel's unvested Partnership Units as of December 31, 2017 and of changes during the period January 1, 2017 through December 31, 2017 is presented below:

| | Partnership Units | |
	Number of Partnership Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2016	227,324	$ 25.36
Granted	138,241	25.49
Vested	(3,552)	28.29
Balance, December 31, 2017	362,013	$ 25.38

As of December 31, 2017, there was $6,277,315 of estimated unrecognized compensation expense related to unvested Partnership Units. The Partnership assumes a forfeiture rate of 4.0% annually based on expected turnover and periodically reassesses this rate. This cost is expected to be recognized over a weighted-average period of 1.5 years.

Units Expected to Vest— The following unvested units, after expected forfeitures, as of December 31, 2017, are expected to vest:

	Units	Weighted-Average Service Period in Years
Restricted Stock Units	1,685,557	1.2
Partnership Units	350,647	1.5
Total	2,036,204	1.3

6. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Partnership previously leased office space in New York under a non-cancelable lease agreement that expired on August 31, 2017. There are no operating leases in effect as of December 31, 2017.

During May 2015, the Partnership entered into a sub-lease agreement for this property to a third party for the remainder of the lease term. The sub-lease agreement ended with the termination of the operating lease on August 31, 2017. Sub-lease income recognized for the year ended December 31, 2017 was $591,750 and is included in interest income and other on the accompanying statement of operations.

Total rent expense of $7,921,115, including allocations, is included in occupancy and related on the accompanying statement of operations for the year ended December 31, 2017.

Litigation— From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statements of the Partnership.

Indemnification— The Partnership enters into contracts that contain a variety of indemnification obligations. The Partnership's maximum exposure under these arrangements is not known; however, the Partnership currently expects any associated risk of loss to be insignificant. In connection with these matters, the Partnership has incurred and may continue to incur legal expenses, which are expensed as incurred.

7. CONCENTRATIONS OF CREDIT RISK

The Partnership derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

For the year ended December 31, 2017, one client represented approximately 12% of the total revenues of the Partnership. Additionally, the Partnership is subject to concentrations of credit risk with respect to its accounts receivable. The Partnership had six clients account for approximately 68% of its accounts receivable at December 31, 2017.

8. PARTNERS' CAPITAL

For the year ended December 31, 2017, there were distributions of $89,500,000.

Subsequent to year end, the Partnership distributed partners' capital of $60,000,000.

9. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2017, the Partnership had net capital of $96,618,783, which was $96,353,100 in excess of its required net capital of $265,683. The Partnership's aggregate indebtedness to net capital ratio was 0.04 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

10. DEFINED CONTRIBUTION PLAN

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year. For the year ended December 31, 2017,

expense incurred in connection with the Plan was $298,007 and is included in compensation and benefits on the accompanying statement of operations.

11. SUBSEQUENT EVENTS

Except as disclosed in Note 8, the Partnership has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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CONFIDENTIAL